January 27, 2025

Kwan Ngai
Chief Executive Officer
Top Win International Ltd
33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

       Re: Top Win International Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 13, 2025
           File No. 333-283448
Dear Kwan Ngai:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 10, 2024 letter.

Amendment No. 1 to Form F-1 filed January 13, 2025
Consolidated Financial Statements, page F-1

1. Please note the updating requirements under Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of
       Item 8.A.4 of Form 20-F.
 January 27, 2025
Page 2

General

2.     We note your revisions to prior comment 2 and reissue in part.
Throughout the
       prospectus, you disclose you have been advised by law firms on certain legal matters.
       In doing so, it appears you are relying on the opinion of counsel as an expert. As such, please revise these disclosures to characterize them as opinions of counsel.
       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yarona L. Yieh